[Goodman Networks Incorporated Letterhead]

December 19, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Goodman Networks Incorporated

Registration Statement on Form S-4

File No. 333-186684

Filed February 14, 2013, as amended (the “Registration Statement”)

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Goodman Networks Incorporated (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 10:00 AM, Eastern Standard Time, on December 23, 2013, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel at (214) 651-5645.

Very truly yours,

Goodman Networks Incorporated

By:	/s/ Randal S. Dumas
Name: Randal S. Dumas
Title: Chief Financial Officer

cc:	Brandon Hill

Terry French

Michael Henderson

Ivette Leon

John A. Goodman, Executive Chairman

Ron B. Hill, Chief Executive Officer and President, Goodman Networks Incorporated

Greg R. Samuel, Haynes and Boone, LLP

Matthew L. Fry, Haynes and Boone, LLP

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